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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 3                                      WASHINGTON, DC 20549                                     OMB APPROVAL
-------------------------           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES           ------------------------------
                                                                                                       OMB Number:        3235-0104
                             FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,   Expires:   January 31, 2005
                               SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR      Estimated average burden
                                       SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940             hours per response.......0.5
                                                                                                      ------------------------------

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    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer Name AND Ticker or Trading Symbol
                                               Statement (Month/Day/Year)

                                               November 25, 2002             Lodgian, Inc. (LDGIV)
    Caplan        Kenneth         A.           -------------------------------------------------------------------------------------
    ------------------------------------    3. I.R.S. Identification      5. Relationship of Reporting  6. If Amendment, Date of
    (Last)        (First)      (Middle)        Number of Reporting           Person(s) to Issuer           Original
                                               Person, if an entity          (Check all applicable)        (Month/Day/Year)
                                               (voluntary)
    c/o The Blackstone Group                                                 [X] Director
    345 Park Avenue, 31st Floor                                              [ ] Officer                ----------------------------
    ------------------------------------                                         (give title below)     7. Individual or Joint/Group
                 (Street)                                                    [ ] 10% Owner                 Filing
                                                                             [ ] Other                     (Check Applicable Line)
    New York        NY           10154                                           (specify below)           [X] Form filed by One
    ------------------------------------                                                                       Reporting Person
    (City)        (State)        (Zip)                                                                     [ ] Form filed by More
                                                                             -------------------------         than One Reporting
                                                                                                               Person
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                                        TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                        2. Amount of Securities     3. Ownership Form: Direct (D)    4. Nature of Indirect
   (Instr. 4)                                  Beneficially Owned          or Indirect (I) (Instr. 5)       Beneficial Ownership
                                               (Instr. 4)                                                   (Instr. 5)
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Common Stock                                         0(1)                            N/A
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Series A Preferred Stock                             0(1)                            N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                             (Over)
                                                                                                                    SEC 1473 (3-99)
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FORM 3 (CONTINUED)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of                2. Date Exer-           3. Title and Amount of         4. Conversion or    5. Ownership     6. Nature of
   Derivative                 cisable and             Securities Underlying          Exercise Price      Form of          Indirect
   Security                   Expiration              Derivative Security            of Derivative       Derivative       Beneficial
   (Instr. 4)                 Date                    (Instr. 4)                     Security            Securities:      Ownership
                              (Month/Day/Year)                                                           Direct (D) or    (Instr. 5)
                                                                                                         Indirect (I)
                                                                                                         (Instr. 5)
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                              Date      Expira-       Title             Amount or
                              Exer-     tion                            Number of
                              cisable   Date                            Shares
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          (1) Reporting Person is a limited partner in Blackstone Real Estate Capital Associates III L.P. ("BRECA"), which is a limited partner of Blackstone Real Estate Associates III L.P. ("BREA"), which is the general partner of Blackstone Real Estate Partners III L.P. ("BREP"), which is the managing member of BRE/HY Funding L.L.C. ("BRE/HY"). BREA is also the general partner of Blackstone Real Estate Partners III.TE.1 L.P. ("BREP TE.1"), Blackstone Real Estate Partners III.TE.2 L.P. ("BREP TE.2"), Blackstone Real Estate Partners III.TE.3 L.P. ("BREP TE.3") and Blackstone Real Estate Holdings III L.P. ("BREH"). Reporting Person is also a limited partner of BREH, which is a member of BRE/HY. As the managing member of BRE/HY, BREP may be deemed to be the beneficial owner of securities held by BRE/HY. As the general partner of BREP, BREA may be deemed to be the beneficial owner of securities deemed to be beneficially owned by BREP. As a limited partner of BREA, BRECA may be deemed to be the beneficial owner of securities deemed to be beneficially owned by BREA. As a limited partner of BRECA, Reporting Person may be deemed to be the beneficial owner of securities deemed to be beneficially owned by BRECA. As a member of BRE/HY, BREH may be deemed to be the beneficial owner of securities deemed to be beneficially owned by BRE/HY. As a limited partner of BREH, Reporting Person may be deemed to be the beneficial owner of securities deemed to be beneficially owned by BREH. The securities are held of record by BRE/HY. The Reporting Person disclaims beneficial ownership of the securities, except to the extent of his pecuniary interest.


                          /s/ KENNETH A. CAPLAN              December 5, 2002
                     -----------------------------------   --------------------
                      ** Signature of Reporting Person             Date


*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                                                                                                         Page 2 of 2
                                                                                                                    SEC 1473 (3-99)
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